SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

FOX CHASE BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

35137T108
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 189,432
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 189,432
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,594
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 158,594
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 162,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,650
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,650
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,830
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 60,830
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 369,744
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 369,744
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 35137T108

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 670,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 670,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35137T108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 13,772,410 Shares outstanding, as of September 30, 2011, which is the total number of Shares outstanding as reported in the Issuer's Earnings Release filed with the Securities and Exchange Commission on October 26, 2011.  The Reporting Persons own 4.9% of the Issuer's Shares outstanding and therefore are no longer required to file subsequent Schedule 13Ds with regards to Fox Chase Bancorp, Inc.

A.	SAL

(a)	As of the close of business on October 31, 2011, SAL beneficially owned 189,432 Shares.

Percentage: Approximately 1.4%.

(b)	1. Sole power to vote or direct the vote: 189,432

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 189,432

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on October 31, 2011, SIP beneficially owned 158,594 Shares.

Percentage: Approximately 1.2%.

(b)	1. Sole power to vote or direct the vote: 158,594

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 158,594

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on October 31, 2011, SIPII beneficially owned 162,300 Shares.

Percentage: Approximately 1.2%.

(b)	1. Sole power to vote or direct the vote: 162,300

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 162,300

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	LSBK

(a)	As of the close of business on October 31, 2011, LSBK beneficially owned 48,850 Shares.

Percentage: Approximately 0.4%.

(b)	1. Sole power to vote or direct the vote: 48,850

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 48,850

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on October 31, 2011, Broad Park beneficially owned 50,650 Shares.

Percentage: Approximately 0.4%.

(b)	1. Sole power to vote or direct the vote: 50,650

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 50,650

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	CBPS

(a)	As of the close of business on October 31, 2011, CBPS beneficially owned 60,830 Shares.

Percentage: Approximately 0.4%.

(b)	1. Sole power to vote or direct the vote: 60,830

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 60,830

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	2514 MSF

(a)	As of the close of business on October 31, 2011, 2514 MSF beneficially owned 200 Shares.

Percentage: Approximately 0.0%.

(b)	1. Sole power to vote or direct the vote: 200

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 200

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 158,594 Shares owned by SIP and the 162,300 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK may be deemed the beneficial owner of the 48,850 Shares owned by LSBK.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 369,744 Shares.

Percentage: Approximately 2.7%.

(b)	1. Sole power to vote or direct the vote: 369,744

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 369,744

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares during the past 60 days on behalf of SIP, SIPII and LSBK are set forth on Schedule B and incorporated herein by reference.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 189,432 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 158,594 Shares owned by SIP and the 162,300 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the Trading Advisor of LSBK, may be deemed the beneficial owner of the 48,850 Shares owned by LSBK, (iv) as the investment manager for each of Broad Park, CBPS and 2514 MSF, may be deemed the beneficial owner of the 50,650 Shares owned by Broad Park, the 60,830 Shares owned by CBPS and the 200 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 670,856 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 4.9%.

(b)	1. Sole power to vote or direct the vote: 670,856

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 670,856

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Fox Chase Bancorp, Inc. Schedule 13D Amendment No. 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2011	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 35137T108

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch or Sold	Cost per Share*	Cost*	Sale per Share*	Sale*	Shares
SAL	9/2/2011	12.2863	89,690.28			7,300
SAL	10/5/2011			12.8402	1,284.02	-100
SAL	10/12/2011			12.9039	122,019.48	-9,456
SAL	10/13/2011			12.8980	45,143.17	-3,500
SAL	10/14/2011			12.9019	144,914.38	-11,232
SAL	10/19/2011			12.9438	7,209.72	-557
SAL	10/31/2011			12.9000	1,067,539.50	-82,755
Total			89,690.28		1,388,110.27	-100,300

SIP	10/18/2011			12.9480	38,144.69	-2,946
SIP	10/21/2011			12.9247	40,066.72	-3,100
SIP	10/24/2011			12.8644	12,864.35	-1,000
SIP	10/26/2011			12.8998	29,579.13	-2,293
SIP	10/27/2011			12.8926	120,223.04	-9,325
SIP	10/28/2011			12.9198	64,224.08	-4,971
SIP	10/31/2011			12.9000	1,083,148.50	-83,965
Total			0.00		1,388,250.51	-107,600

SIPII	10/31/2011			12.9000	1,388,040.00	-107,600
Total			0.00		1,388,040.00	-107,600

LSBK	10/31/2011			12.9000	541,800.00	-42,000
Total			0.00		541,800.00	-42,000

Broad Park	10/31/2011			12.9000	565,149.00	-43,810
Total			0.00		565,149.00	-43,810

CBPS	10/31/2011			12.9000	629,778.00	-48,820
Total			0.00		629,778.00	-48,820

2514 MSF	10/31/2011			12.9000	529,545.00	-41,050
Total			0.00		529,545.00	-41,050

* Includes brokerage commissions
             .